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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53224

China Prosperous Clean Energy Corporation
(Exact name of registrant as specified in its charter)

West Side, Public Transportation Gas Filling Center,
Angang Avenue-Middle Part, Yindu District,
Anyang, Henan Province,
Postal code: 455000
The People’s Republic of China
 (Address of principal executive offices, including zip code)

86-372-3166864
 (Registrant’s telephone number, including area code)

Copy of Communication to:
Bernard & Yam, LLP
Attention: Bin Zhou, Esq.
401 Broadway Suite 1708
New York, NY 10013
Phone: 212-219-7783
Fax: 212-219-3604

Common Stock, $0.00001 par value per share
(Title of each class of securities covered by this Form)

__________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)
☐ Rule 12g-4(a)(2)
☐ Rule 12h-3(b)(1)(i)
☐ Rule 12h-3(b)(1)(ii)
☐ Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 8

 Pursuant to the requirements of the Securities Exchange Act of 1934, China Prosperous Clean Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 15, 2012	By:	/s/ Wei Wang Wei Wang President, CEO